Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

14th December 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited (the "Company")

We enclose for your information a notification dated 14th December 2004 in respect of the Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

Regulatory Announcement

Go to market news section

Company	Dairy Farm International Hldgs Ltd
TIDM	DFI
Headline	Directorate Change
Released	09:28 14-Dec-04
Number	3666G

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED (the 'Company')

Please be advised that Mr Norman Lyle will be retiring from the Board of Directors of the Company on 31st March 2005.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

14th December 2004

www.dairyfarmgroup.com

END

Close